SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                          Sierra Health Services, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   826322-10-9

                                 (CUSIP Number)












*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 826322-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anthony M. Marlon, M.D.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                           5   SOLE VOTING POWER
   NUMBER OF                        2,431,813 shares of Common Stock at 12/31/96
     SHARES                         1,746,714 shares of Common Stock at 1/31/97
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                        -0- at 12/31/96 and at 1/31/97
      EACH
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                         2,431,813 shares of Common Stock at 12/31/96
      WITH                          1,746,714 shares of Common Stock at 1/31/97
                           8   SHARED DISPOSITIVE POWER
                                    -0- at 12/31/96 and at 1/31/97

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,813 shares of Common Stock at 12/31/96 1,746,714 shares of Common Stock at 1/31/97
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |X| See Item 4 of attached Schedule 13G
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6% of outstanding class at 12/31/96 9.8% of outstanding class at 1/31/97
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           (a)      Name of Issuer:

                               Sierra Health Services, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                               2724 North Tenaya Way
                               Las Vegas, Nevada  89128

Item 2.           (a)      Name of Person Filing:

                               Anthony M. Marlon, M.D.
                               ("Dr. Marlon")

                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                               2724 North Tenaya Way
                               Las Vegas, Nevada  89128

                  (c)      Citizenship:

                               United States of America

                  (d)      Title of Class of Securities:

                               Common Stock, $.005 par value

                  (e)      CUSIP Number:

                               826322-10-9

Item 3. This statement is filed pursuant to Rule 13d-1(c). Items 3(a) through 3(h) are, therefore, inapplicable.

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:

                           Dr. Marlon beneficially owned 2,431,813 shares of Common Stock at December 31, 1996. That number of shares beneficially owned includes 2,380,813 shares held indirectly through a total of ten trusts established by Dr. Marlon and his wife, and 1,000 shares held indirectly through a limited partnership (the "Partnership"). Dr. Marlon may be deemed to have or share voting power and/or dispositive power over the shares held by the trusts and, therefore, to have beneficial ownership with respect to such shares. Dr. Marlon, as managing general partner of the Partnership, has sole voting and dispositive power over the shares held by the Partnership. Dr. Marlon disclaims beneficial ownership as to the shares held by the trusts, other than the 860,099 shares held by the Marlon Family Trust (a revocable trust of which he is a trustee). That number of shares beneficially owned also includes 50,000 shares that can be acquired within 60 days of December 31, 1996, upon exercise of options. Dr. Marlon's beneficial ownership does not include 97,577 shares held in two trusts for the benefit of family members, the trustee of which is Erin E.
                           MacDonald.

                           Dr. Marlon  beneficially  owned  1,746,714  shares of
                           Common Stock at January 31, 1997. That number of shares beneficially owned includes 1,745,714 shares held indirectly through a total of ten trusts established by Dr. Marlon and his wife, and 1,000 shares held indirectly through the Partnership. Dr. Marlon may be deemed to have or share voting power and/or dispositive power over the shares held by the trusts and, therefore, to have beneficial ownership with respect to such shares. Dr. Marlon, as managing general partner of the Partnership, has sole voting and dispositive power over the shares held by the Partnership. Dr. Marlon disclaims beneficial ownership as to the shares held by the trusts, other than the 350,000 shares held by the Marlon Family Trust (a revocable trust of which he is a trustee). Dr. Marlon's beneficial ownership does not include 97,577 shares held in two trusts for the benefit of family members, the trustee of which is Ms. MacDonald, and does not include 635,099 shares held by the AMM and RM Family Limited Partnership ("ARFLP"), the general partner of which is a trust for the benefit of a family member; the trustees of that trust are Ms. MacDonald, William Godfrey, and Jeannine M. Zeller (daughter of Dr. Marlon). Dr. Marlon's beneficial ownership also does not include 170,000 shares subject to stock options which are not currently exercisable and will not become exercisable within 60 days after January 31, 1997.

                  (b)      Percent of Class:

                           13.6% of the class of Common Stock outstanding at December 31, 1996 9.8% of the class of Common Stock outstanding at January 31, 1997

                  (c)      Number of shares as to which Dr. Marlon has:

                           (i) sole power to vote or to direct the vote:
                               2,431,813 shares of Common Stock at December 31, 1996;
                               1,746,714 shares of Common Stock at January 31, 1997
                               (See Item 4(a) above.)

                           (ii)shared power to vote or to direct the vote:
                               0 shares of Common Stock at December 31, 1996, and at January 31, 1997

                           (iii) sole power to dispose or to direct the
                                 disposition of:
                               2,431,813 shares of Common Stock at December 31, 1996;
                               1,746,714 shares of Common Stock at January 31, 1997
                               (See Item 4(a) above.)

                           (iv) shared power to dispose or to direct the
                                disposition of:
                               0 shares of Common Stock at December 31, 1996, and at January 31, 1997

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification.

                  Not applicable. This statement is filed pursuant to Rule 13d-1(c).


      The filing of this Amendment to Schedule 13G and amendments hereto, and the statements herein and therein, shall not be construed as an admission that any filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein or therein, except to the extent that a natural person is reported as having voting and dispositive power, and thus beneficial ownership for purposes of Sections 13(d) and 13(g), over securities owned directly by such person.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                FEBRUARY 12, 1997
                                      Date


                                ANTHONY M. MARLON

                             ANTHONY M. MARLON, M.D.
                                  Name / Title